SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated

Investment/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Ingles Markets, Incorporated Investment/Profit Sharing Plan As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009 With Report of Independent Registered Public Accounting Firm

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008,

and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Greenville, South Carolina

June 29, 2010

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments at fair value:
Employer securities	$15,126,287	$18,684,999
Collective trust funds	22,359,651	19,823,906
Mutual funds	24,698,857	17,139,033
Loans to participants	4,254,172	4,220,501

	66,438,967	59,868,439

Cash, non-interest bearing	164,469	182,454

Total assets	66,603,436	60,050,893

Liabilities
Due to broker, net	164,469	182,457
Note payable to plan sponsor	500,000	—

Total liabilities	664,469	182,457

Net assets available for benefits at fair value	65,938,967	59,868,436
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust funds	332,989	811,664

Net assets available for benefits	$66,271,956	$60,680,100

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Net investment gain:
Net appreciation in fair value of investments	$4,664,311
Dividends	419,355
Interest	276,162

5,359,828

Contributions:
Participants	3,845,072
Rollover	109,401
Employer	1,052,466

5,006,939

Total	10,366,767

Deductions
Distributions to participants	4,435,869
Administrative expenses	316,098
Corrective distributions	22,944

Total deductions	4,774,911

Net increase	5,591,856
Net assets available for benefits at beginning of year	60,680,100

Net assets available for benefits at end of year	$66,271,956

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the Company and Plan Sponsor) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligible service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) participant 401(k) contributions from 1 percent to 50 percent (in increments of 1 percent) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. During 2006, the Plan document was amended to change the limit of the discretionary 401(k) matching contribution from a maximum of 5 percent to a maximum of 3 percent of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in 1 percent increments to any of the Plan’s fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

In 2009, the Company made discretionary 401(k) matching contributions of $1,098,099, of which $1,052,466 was funded in cash and $45,633 was funded through forfeitures. The Company made no discretionary profit sharing contributions during 2009.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and with allocations of Plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Contributions by participants plus actual earnings thereon are immediately 100 percent vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a)	First, to restore the nonvested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.

b)	Second, at the discretion of the Plan Sponsor, to pay Plan expenses.

c)	Third, to reduce Plan Sponsor contributions as described in the Plan document.

Forfeitures of $45,774 were used during 2009 to reduce the Company’s matching contributions and to pay certain administrative expenses. Unallocated forfeitures at December 31, 2009 and 2008 were $15,777 and $35,110, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

In-service withdrawals are available in certain circumstances, as defined in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendment

Effective January 1, 2007, the Plan was amended and restated to comply with and make changes permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001; the Job Creation and Worker Assistance Act of 2002; the Pension Protection Act of 2006 and to comply with final regulations issued by the IRS to Section 415 of the Internal Revenue Code of 1986 (IRC).

Included in this amendment were provisions to allow Plan participants to divest and reinvest, over a three year time period, the portion of their account that is invested in the Ingles Stock Fund. The three year phase in period did not apply to participants who had attained age 55 and

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

completed three years of service as of January 1, 2006. The Plan changes granted participants the ability to direct investments in the Ingles Stock Fund. There were no amounts remaining in nonparticipant-directed funds as of December 31, 2009 and December 31, 2008.

On December 29, 2009, the Plan was amended to comply with and make changes permitted by the Pension Protection Act of 2006; the Worker, Retiree, and Employer Recovery Act of 2008; and the Heroes Earnings Assistance and Relief Tax Act of 2008. This amendment was effective January 1, 2008.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan directly or indirectly via common collective trusts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the disclosure guidance in FSP 157-4 for the

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies (continued)

reporting period ended December 31, 2009. Because the Plan did not have any assets that met the criteria of FSP 157-4, the adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Standard No. 162 (SFAS 168). SFAS 168 replaces the Generally Accepted Accounting Principles (GAAP) with two levels of GAAP: authoritative and non-authoritative. On July 1, 2009, the FASB Accounting Standards Codification (FASB ASC) became the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. All other non-grandfathered accounting literature became non-authoritative. The adoption of SFAS 168 did not have a material impact on the Plan’s financial statements. As a result of the adoption of SFAS 168, all references to GAAP now refer to the codified FASB ASC topic.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended FASB ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investments’ NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance (refer to Note 3 for these disclosures). Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued ASC 855 Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the Statement of Net Assets Available for Benefits date but before financial statements are issued or available to be issued. ASC 855 was amended in February 2010. The Plan adopted ASC 855, as amended.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers among Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 assets and liabilities on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

3. Investments

The primary trustee for the Plan, Wachovia Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.

During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated or depreciated in value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Employer securities (quoted market prices)	$(1,855,450)
Mutual funds (quoted market prices)	4,816,729
Collective trust funds (quoted redemption values)	1,703,032

Total	$4,664,311

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31
	2009	2008
Employer securities:
Ingles Stock Fund	$15,126,287	$18,684,999

Mutual funds:
Loomis Sayles Investment Grade Bond Fund	4,149,285	3,141,627
Oakmark Equity and Income Fund II	4,475,594	3,864,975
Thornburg International Value Fund	3,179,831	2,178,528

Collective trust funds:
Wachovia Diversified Stable Value Fund	15,423,727	14,979,715
Enhanced Stock Market Fund of Wachovia	6,652,539	5,046,622

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

3. Investments (continued)

The Plan participates in benefit-responsive investment contracts through two collective trusts (Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia). Wachovia maintains the contributions in a general account. As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

4. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the shares are traded.

Collective Investment Funds: The investments include a stable investment fund, stable value fund, enhanced stock market fund, and a bond fund. The fair value of the Plan’s interest in the enhanced stock market fund is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The enhanced stock market fund provides for daily redemptions by the Plan participants at reported NAV with no advance notice requirement. Fair values for the investments within the enhanced stock market fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Under unusual circumstances, the Plan level redemption may be suspended should the withdrawal cause a material adverse impact on other participating plans. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The stable investment fund and the stable value fund are both fully benefit-responsive funds. The primary underlying investments held by these funds are guaranteed investment contracts. Participation units held in the stable investment fund and the stable value fund are valued at contract value. As benefit-responsive funds, these funds generally permit Plan participant redemptions daily. However, if the Plan Sponsor should elect to redeem either of these funds in favor of alternative Plan investments, and the funds experience periods of insufficient liquidity, the funds may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in these funds are based on adjustments to the contract

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

4. Fair Value Measurements (continued)

values. Contract values reflect accrued interest and accrued expenses, which are observable inputs. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy. The bond fund invests primarily in fixed income securities. The fund is valued daily on the basis of market valuations, bid quotations, or both, which are observable inputs. Purchase and redemption of units by Plan participants may occur on a daily basis. Under unusual circumstances, the Plan level redemption may be suspended should the withdrawal cause a material adverse impact on other participating plans. The fund is not actively traded on an open market. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust as presented in the fair value hierarchy table below.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$5,943,955	$—	$—	$5,943,955
Balanced funds	4,475,594	—	—	4,475,594
Domestic stock funds	9,936,359	—	—	9,936,359
International stock funds	4,342,949	—	—	4,342,949

Total mutual funds	24,698,857	—	—	24,698,857
Common stocks	15,126,287	—	—	15,126,287
Collective investment funds:
Money market/stable funds	—	15,234,380	—	15,234,380
Domestic stock funds	—	6,652,539	—	6,652,539
Bond funds	—	472,732	—	472,732

Total collective trust funds	—	22,359,651	—	22,359,651
Participant loans	—	—	4,254,172	4,254,172

Total assets at fair value	$39,825,144	$22,359,651	$4,254,172	$66,438,967

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$17,139,033	$—	$—	$17,139,033
Common stocks	18,684,999	—	—	18,684,999
Collective investment funds	—	19,823,906	—	19,823,906
Participant loans	—	—	4,220,501	4,220,501

Total assets at fair value	$35,824,032	$19,823,906	$4,220,501	$59,868,439

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3 Gains and Losses

The following sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Level 3 Assets Year Ended December 31, 2009
Balance, beginning of year	$4,220,501
Issuances, repayments, and settlements (net)	33,671

Balance, end of year	$4,254,172

5. Income Tax Status

The Plan has received a determination letter from the IRS dated January 27, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Party-in-Interest Transactions

Participants may direct investment of their Plan balance into the AdviceTrack program where Wachovia, the plan trustee, is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. AdviceTrack investments utilize the following funds:

Enhanced Stock Market of Wachovia

Stable Investment Fund of Wachovia

Wells Fargo Total Return Bond Fund G

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

6. Party-in-Interest Transactions (continued)

Pimco Real Return Fund Inst

Pimco High Yield Fund Inst

JP Morgan High Yield Fund

American Century Small Company I

T Rowe Price Real Estate Fund

Evergreen Select Strategic Growth I

T Rowe Price Equity Income

The Boston Company Small Cap Value I

Alger Small Cap Inst

Goldman Sachs Large Value Fund

T Rowe Price Growth Fund

Dreyfus Premier Small Cap Equity Fund

Pimco Total Return Inst

Evergreen International Bond Fund I

Evergreen International Equity I

Lazard Emerging Markets Fund

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and, the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2009, the Plan Sponsor advanced a total of $500,000 to the Plan, the total of which was outstanding at the end of the Plan year.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Because the Ingles Stock Fund – Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other Plan funds.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Audited Financial Statements (continued)

8. Subsequent Events

In March 2010, the Plan sold 40,000 shares of Ingles Class B stock to the Plan Sponsor in repayment of the $500,000 of funds advanced by the Plan Sponsor and used the remaining proceeds to fund retirement distributions.

Supplemental Schedule

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #56-0846267 Plan #001

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Collective trust funds:
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund ***		$15,423,727
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia		6,652,539
*	Wells Fargo Bank, N.A.	Total Return Bond Fund G		472,732
*	Wachovia Bank, N.A.	Stable Investment Fund of Wachovia ***		143,642

				22,692,640
	Mutual funds:
*	Wachovia Bank, N.A.	Evergreen Short Intermediate Bond Fund Class I		382,087
	American Beacon Advisors, Inc.	American Beacon Large Cap Value		651,663
	Columbia Wanger Asset Mgmt	Columbia Acorn FD CL Z		1,790,637
	Goldman Sachs	Goldman Sachs Large Value Fund		792,710
	American Funds	American Funds Growth Fund of America Class A		1,454,271
	Dreyfus	Dreyfus MidCap Index Fund, Inc.		2,692,721
	Dreyfus	Dreyfus Premier Small Cap Equity Fund Class I		250,028
	PIMCO	Pimco Real Return Fund Inst		238,361
	PIMCO	Pimco High Yield Fund Inst		90,643
	PIMCO	Pimco Total Return Instl		850,640
	JP Morgan Investment Advisors	JP Morgan High Yield Fund		232,939
	American Century	American Century Small Company I		803
	T. Rowe Price	T Rowe Price Real Estate Fund		275,034
	T.Rowe Price	T Rowe Price Growth Fund		653,464
*	Wachovia Bank, N.A.	Evergreen Strategic Growth I		519,281
	T. Rowe Price	T Rowe Price Equity Income		668,000
	Mellon	The Boston Company Small Cap Value I		979
	Alger	Alger Small Cap Inst		186,768
	Thornburg Investment Mgmt	Thornburg Intl Value Fund RS		3,179,831
	Oakmark Funds	Oakmark Equity and Income Fund II		4,475,594
	Loomis, Sayles & Co.	Loomis Sayles Investment Grade Bond Fund		4,149,285
*	Wachovia Bank, N.A.	Evergreen Global Opportunities I		916,986
*	Lazard Asset Mgmt, LLC	Lazard Emerging Markets Inst.		246,132

				24,698,857

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #56-0846267 Plan #001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Employer securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		$13,466,657
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		1,659,630

				15,126,287
*	Participant loans	Interest rates of 4.25% to 10.5%; maturity dates of 2010-2020		4,254,172

				$66,771,956

*	Represents a party-in-interest.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated
Investment/Profit Sharing Plan

Date: June 29, 2010	By:	/s/ Robert P. Ingle
Robert P. Ingle
Plan Administrative Committee Chairman

By:	/s/ James W. Lanning
James W. Lanning
Plan Administrative Committee Member

By:	/s/ Ronald B. Freeman
Ronald B. Freeman
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Ernst & Young LLP